Exhibit 99.3

CONSENT OF QUALIFIED PERSON

Herbert E. Welhener, MMSA - QPM
Independent Mining Consultants Inc.
3560 East Gas Road
Tucson, Arizona  85714  USA
Tel:  +1 (520) 294-9861
E-mail: hwelhener@imctucson.com

I, Herbert E. Welhener, MMSA – QPM, consent to the public filing of the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” and with an effective date of August 28, 2012 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the New Gold News Release dated September 20, 2012 that is titled “New Gold Announces Preliminary Economic Assessment at Blackwater Annual Gold Production Over 500,000 Ounces at Well Below Industry Average Cash Costs” (the News Release).

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: October 9, 2012

“Signed and Sealed”

Herbert E. Welhener, MMSA – QPM

CONSENT OF QUALIFIED PERSON

Bruno Borntraeger, P.Eng.
Knight Piésold Ltd.
750 W. Pender Street, Suite 1400
Vancouver, BC   V6C 2T8
Tel:  (604) 685-0543
E-mail:  bborntraeger@knightpiesold.com

I, Bruno Borntraeger, P.Eng. consent to the public filing of the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” and with an effective date of August 28, 2012 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the New Gold News Release dated September 20, 2012 that is titled “New Gold Announces Preliminary Economic Assessment at Blackwater Annual Gold Production Over 500,000 Ounces at Well Below Industry Average Cash Costs” (the News Release).

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: October 9, 2012

“Signed and Sealed”

Bruno. Borntraeger, P. Eng.

CONSENT OF QUALIFIED PERSON

Ramon Mendoza Reyes, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC   V6B 5W3
Tel:  (604) 664-3075
E-mail: ramon.mendoza@amec.com

I, Ramon Mendoza Reyes, P.Eng., consent to the public filing of the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” and with an effective date of August 28, 2012 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the New Gold News Release dated September 20, 2012 that is titled “New Gold Announces Preliminary Economic Assessment at Blackwater Annual Gold Production Over 500,000 Ounces at Well Below Industry Average Cash Costs” (the News Release).

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: October 9, 2012

“Signed and Sealed”

Ramon Mendoza Reyes, P.Eng.

CONSENT OF QUALIFIED PERSON

Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:  (604) 803-7470
E-mail:  rgs@universe.com

I, Ronald G. Simpson, P.Geo., consent to the public filing of the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” and with an effective date of August 28, 2012 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the New Gold News Release dated September 20, 2012 that is titled “New Gold Announces Preliminary Economic Assessment at Blackwater Annual Gold Production Over 500,000 Ounces at Well Below Industry Average Cash Costs” (the News Release).

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: October 9, 2012

“Signed and Sealed”

Ronald G. Simpson, P.Geo.

CONSENT OF QUALIFIED PERSON

Ignacy (Tony) Lipiec, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC   V6B 5W3
Tel:  (604) 664-3130
E-mail: tony.lipiec@amec.com

I, Ignacy (Tony) Lipiec, P.Eng., consent to the public filing of the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” and with an effective date of August 28, 2012 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the New Gold News Release dated September 20, 2012 that is titled “New Gold Announces Preliminary Economic Assessment at Blackwater Annual Gold Production Over 500,000 Ounces at Well Below Industry Average Cash Costs” (the News Release).

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: October 9, 2012

“Signed and Sealed”

Ignacy (Tony) Lipiec, P.Eng.